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Ran D. Ben-Tzur rbentzur@fenwick.com | 650.335.7613

October 12, 2021
VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, NE Washington, DC 20549

Attention:	Jeff Kauten Larry Spirgel Lisa Etheredge Robert Littlepage

Re:	GitLab Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 4, 2021 File No. 333-259602
Ladies and Gentlemen:
On behalf of GitLab Inc. (the “Company”), we are concurrently transmitting herewith an updated copy of the Company’s Registration Statement on Form S-1 (File No. 333-259602) (“Amendment No. 3”) as originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on September 17, 2021 and amended by Amendment No. 1 and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 filed by the Company with the Commission on October 4, 2021 and October 12, 2021, respectively (collectively, the “Registration Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in the Staff’s letter dated October 7, 2021 (the “Letter”) with respect to the Registration Statement. Amendment No. 2 was updated to address comment 1 in this Letter and to reflect an increase in the price range of the proposed offering. Amendment No. 3 was updated to address comment 2 in this Letter. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Amendment No. 1 to Form S-1
Dilution, page 68
1.We note your response to prior comment 1. Please revise to clarify that your calculation of pro forma net tangible book value also excludes the amount of non-controlling interests.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 12, 2021

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 2.
Consolidated Financial Statements
13. Joint Venture and Spin-off, page F-30
1.We note your response to prior comment 2. As noted in your response, Rule 5-02(1) of Regulation S-X indicates that restrictions as to withdrawal or usage may include company statements of intention with regard to particular deposits. Based upon your footnote disclosures on page F-30, it appears that, regardless of any legal restrictions, your intention and agreement with the noncontrolling interest holders is that these cash balances can only be used to settle obligations of JiHu and will not be used to satisfy the broader obligations of Gitlab, Inc. As such, please revise to separately disclose these balances as restricted cash on the face of your balance sheet.
In response to the Staff’s comment, the Company has revised its disclosure on page F-3 of Amendment No. 3.
The Company advises the Staff that given that the term ‘restricted cash’ is not defined in US GAAP, it is the Company’s policy that restricted cash represents cash that is not available for general operations of the variable interest entity (“VIE”) holding the cash balance. This policy is consistent with the presentation of cash that is recorded at the VIE and the Company believes that cash is not automatically restricted on the consolidation level simply because the primary beneficiary has the intention or agreement with the noncontrolling interest holders of the VIE that such cash can only be used to settle obligations of the VIE and will not be used to satisfy the broader obligations of the primary beneficiary.
Based on the above policy, the Company continues to view the cash balance in JiHu, a VIE, as unrestricted since there are no legal restrictions on the use of JiHu cash balance and it is not held for any designated purpose such as funding a specific project or as collateral to any borrowing, but rather, is held for unrestricted use in the general operations of JiHu. Accordingly, notwithstanding that such cash balance will not be used to satisfy the broader obligations of the Company, the Company believes that cash balance in JiHu is appropriately classified as Cash and cash equivalents, in accordance with Rule 5-02.1 of Regulation S-X.
In addition, per discussions with the Staff on October 12, 2021 and in order to explicitly disclose on the face of the consolidated balance sheets that assets of JiHu can only be used to settle obligations of JiHu in accordance with ASC 810-10-45-25, the Company has amended the Registration Statement to include the following disclosure on the face of the consolidated balance sheets:
"As of July 31, 2021, the consolidated balance sheet includes assets and liabilities of the consolidated variable interest entity, GitLab Information Technology (Hubei) Co., LTD (“JiHu”), of $20.4 million and $1.0 million, respectively. The assets of JiHu can be used only to settle obligations of JiHu and creditors of JiHu do not have recourse against the general credit of the Company. Refer to Note 13 for further discussion.”

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 12, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or James Evans at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

cc:	Sytse Sijbrandij, Chief Executive Officer
Brian Robins, Chief Financial Officer
Robin J. Schulman, Chief Legal Officer and Corporate Secretary
GitLab Inc.

Cynthia Hess, Esq.
James Evans, Esq.
Aman Singh, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP